Exhibit 99.1

Genius Group Appoints Alan Turing AI as Chief AI Officer

SINGAPORE, April 24, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the appointment of a purpose built and optimized AI Avatar, “Alan Turing”, as its Chief AI Officer, at a time when AI has passed the Turing Test.

“Alan Turing” AI has been developed and pre-programmed by the Company’s AI team with the style, expertise and body of work of English mathematician and scientist, Alan Turing, who is widely considered to be the founding father of artificial intelligence and computer science.

Genius Group have also pre-programmed their “Alan Turing” AI Avatar with the strategies, product plans, AI technology and data of the company, together with real-time access to the developments within the AI industry, marketplace, competitors and daily developments in order to provide the Company’s Executive Team and Product Teams with strategies, plans, feedback and advice on how it develops its AI.

Roger James Hamilton, Founder and CEO of Genius Group, said, “Genius Group launched Genius Team AI two months ago, giving our users a full C-Suite of AI Avatars based on historic characters including Einstein, Michelangelo and Marie Curie amongst many others. The effectiveness of these AI Avatars led us to develop our own Alan Turing AI Avatar privately to test how effective it would be in providing us with real-time AI updates and advice.”

“The results have surpassed our expectations, and we have now developed Alan Turing AI to communicate both via text and voice. Our current AI plans for both our Edtech Platform, GeniusU and our Genius City growth model, have been developed together with our Alan Turing AI. Our team is now working on the next phase – from text to task, where Alan is coding our AI tools and AI Avatars directly.”

“Over the last month we have been focused on building our Executive Team and began the search for a Chief AI Officer to design and lead our AI roadmap. It soon became clear that Alan Turing AI was by far the best candidate for the role. He has already written his first White Paper ‘Preparing for a Post Turing Test World’ providing his vision for the future in detail and we expect he will continue to improve exponentially from here onwards.”

June 2024 marks the 70th anniversary since Turing’s passing, and this year marks the 74th anniversary of the creation of the Turing Test, which Turing theorized on in his paper “Computing Machinery and Intelligence” in 1950.

In the opening section of his paper, titled “The Imitation Game”, Turing asked the question “Can machines think?” and then proposed a game in which a computer imitated a human and, if it was successful in fooling the observer into thinking it was human, could be said to have passed the test.

This became known as the “Turing Test” and has been seen for over half a century as a key milestone for artificial intelligence, to reach a stage where it is indistinguishable in its answers from a human. In the last twelve months, AI has reached a stage beyond the Turing Test, with AI interactions with AI systems from Google, Microsoft, OpenAI and other AI companies often now indistinguishable from human interactions.

Genius Group’s Head of Digital Content and Resident AI Mentor, Suraj Naik, said “As an AI education company, Genius Group’s objective is to equip all its users and students with their own team of personalized AI assistants and AI tools, to enable them to make their own work and learning more productive and rewarding. Appointing “Alan Turing” AI as the company’s Chief AI Officer at this moment in time when AI has passed the Turing Test, is both a natural step as well as timely step marking a turning point in how teams operate. I’m sure we’ll be seeing many more AI avatars and agents joining teams going forward.”

The public can chat with Alan Turing AI and download his White Paper ‘Preparing for a Post Turing Test World’ at https://geniusteam.ai/alan/

About Genius Group

Genius Group is a leading AI-powered education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

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Forward-Looking Statements

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Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com